Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: April 8, 2022

PRESS RELEASE

8 April 2022 – 4.00 pm CET

COMBINATION WITH FRONTLINE OFFERS THE BEST PATH TO VALUE CREATION

ANTWERP, Belgium, April 8, 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) has noted the communication from CMB indicating that it does not support the announced combination of Euronav and Frontline, a transaction that has received a positive response from the market and from our other shareholders. Our Supervisory Board has carefully assessed all available options in the interest of all shareholders, not of one specific shareholder, and has unanimously approved the combination.

We have taken the decision to combine with Frontline because we believe it is the most value creating strategy available, through maximizing service levels and realizing significant synergies, in terms of business and sustainability. This combination would construct a leading global independent tanker operator, bringing together two complementary platforms in a highly competitive environment and creating a single best-in-class, highly competent and experienced leadership team.

Euronav welcomes all discussion related to the decarbonisation of the marine transportation industry and has been a leading player in this process. We have carefully established a decarbonisation strategy, of which the foundations have already been laid years ago. Euronav looks forward to updating all stakeholders on our sustainability strategy, including specific decarbonisation targets, on May 5, 2022. The combined business would provide a platform that would extend Euronav’s leading position in sustainable shipping and would allow the combined company to further advance Euronav’s industry leading sustainability practices.

Some of Euronav’s sustainability achievements:

•	As a founding partner of the Poseidon Principles, which leads bank financing of the global shipping industry, we are on track to reduce our CO2 emissions by 40% by 2030.

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Euronav is a founding partner of the Getting to Zero Coalition that will serve as a vehicle to accelerate the energy transition in shipping to find a way to put a commercially viable net-zero emissions ship to sea by 2030.

•	In 2020, Euronav was a pioneer in the tanker market by entering into a USD 713 million sustainability loan, placing Euronav at the forefront of corporate sustainable financing efforts.

•	41% of our current funding is sustainability linked with further progression anticipated in the next 12 months.

•	Euronav is the only listed tanker company with a committee focused on sustainability composed of Executive and Supervisory Board representation.

•	We appointed a dedicated Sustainability Manager who joined the group in May 2021.

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8 April 2022 – 4.00 pm CET

•	Euronav has earned best-in-class sustainability ratings across major ESG rating agencies such as CDP, S&P, Sustainalytics, MSCI, Webber Research and Bloomberg.

On a practical level, the global economy will still require crude oil for many years to come as the global energy transition advances. The proposed combination with Frontline will be a profitable and sustainable custodian in this process.

The combination would create a global independent oil tanker operator with leading operational break-even levels for the combined fleet, improved overall utilization and cost synergies, unparalleled leadership and expertise in the shipping industry, and the ability to attract and retain future world-class talent. The enlarged fleet would enable the combined group to provide better service to customers on a global basis and maximize value creation throughout the tanker market cycle.

We are convinced that the plan we will present offers the best value, in the short and longer term, to our shareholders.

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Contact:

Brian Gallagher – Head of IR & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Annual report 2021 available on website: Thursday 14 April 2022

Euronav sustainability pathway presentation: Thursday 5 May 2022

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 41 VLCCs (three to be delivered), 27 Suezmaxes (of which one is in a joint venture, two vessels that are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

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8 April 2022 – 4.00 pm CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken

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8 April 2022 – 4.00 pm CET

by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

IMPORTANT INFORMATION FOR INVESTORS

This announcement is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

PRESS RELEASE

8 April 2022 – 4.00 pm CET

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.